Mail Stop 4561

May 27, 2009

Ms. Melissa Ballenger
Corporate Controller
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

> **Re: MasterCard Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 1, 2009**
> **File No. 001-32877**

Dear Ms. Ballenger:

We have reviewed your response letter dated May 4, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 12. Share Based Payment and Other Benefits, page 15

1.   We note that you issued performance units in March 2009. Please tell us more about the quantitative and qualitative goals associated with these units and explain how these performance conditions impacted your accounting for the units. As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.

Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please be advised that we are currently reviewing your Part III information. To the extent that we have comments in this regard, they will be addressed under cover of a separate letter.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant